

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-Mail
Hussein A. Enan
Chief Executive Officer
Internet Patents Corporation
101 Parkshore Drive, Suite 100
Folsom, California 95630

> **Re: Internet Patents Corporation**
> **Registration Statement on Form S-4**
> **Filed December 30, 2014**
> **File No. 333-201323**

Dear Mr. Enan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that while you have disclosed the consideration to be received by the Prism shareholders on an aggregate basis, you have not disclosed the amount or range of consideration to be received on a per share basis. Please revise your disclosure in the Questions and Answers section and throughout, as appropriate, to provide shareholders with an understanding of the potential consideration to be received on an individualized basis as a result of the merger transaction.

Summary Compensation Information, Page 97

2.   It appears that you must provide updated Executive Compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, required by Item 18(a)(7)(ii) of Form S-4. Refer to Regulation S-K Compliance and Disclosure Interpretation Question 117.05 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact the Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions. If you require additional assistance, please feel free to contact me at (202) 551-3462.

Sincerely,

/s/ Mark P Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Karen K. Dreyfus, Esq.
        Sidley Austin LLP